Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Management Inc.

Commission File No. 001-36638

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MDLY - Q2 2018 Medley Management Inc Earnings Call EVENT DATE/TIME: AUGUST 10, 2018 / 3:00PM GMT

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AUGUST 10, 2018 / 3:00PM, MDLY - Q2 2018 Medley Management Inc Earnings Call

CORPORATE PARTICIPANTS

Brook Taube Medley Management Inc. - Co-CEO & Co-Chairman

Richard T. Allorto Medley Management Inc. - CFO

PRESENTATION

Operator

Welcome, and thank you for joining Medley Management Inc.'s Second Quarter Conference Call. Today's call is being recorded. Please note that this call is the property of Medley Management Inc. and that any unauthorized broadcast of this call in any form is strictly prohibited. Audio replay of the call will be available by using the numbers -- telephone numbers and PIN provided in the company's earnings press release. (Operator Instructions)

On the call today are Chief Executive Officers, Brook Taube and Seth Taube; Rick Allorto, CFO; and Sam Anderson, Head of Capital Markets.

Before the call begins, the company would like to call to your attention the customary safe harbor disclosure in the company's press release regarding the forward-looking information as today's conference call may include forward-looking statements and projections, which are subject to risks and uncertainties. Any statement other than a statement of historical fact may constitute a forward-looking statement.

Please note that the company's actual results could differ materially from those expressed by any forward-looking statements for any reason, such as those disclosed in the company's most recent filings with the SEC. The company does not undertake to update its forward-looking statements unless required by law.

During this conference call, the company will refer to certain non-GAAP financial measures, including fee earning assets under management, pretax core net income and core net income per share. The company uses these as a measure of operating performance, not as a measure of liquidity. These measures should not be considered in isolation from or as a substitute for measures prepared in accordance with generally accepted accounting principles. In addition, these measures may not be comparable to similarly titled measures used by other companies. Please refer to Medley Management Inc.'s earnings release and Form 10-K for definitions and reconciliations of these measures to those most directly comparable GAAP measures.

The company has posted its second quarter 2018 investor presentation, which is available on the Investor Relations section of the company's website at www.mdly.com.

I would now like to turn the call over to Mr. Taube.

Brook Taube - Medley Management Inc. - Co-CEO & Co-Chairman

Thank you, operator, and welcome, everyone, to Medley's second quarter 2018 conference call. Last night, we had announced an important strategic transaction involving MDLY. I will talk specifically about that in the prepared remarks. But first, I'd like to review the quarterly financial results.

The company's core net income per share for the quarter was $0.05. On August 7, 2018, our Board of Directors approved a dividend of $0.20 per share that will be paid on September 6 to shareholders of record on August 23. Our total AUM ended the quarter at $5 billion, and our fee earning AUM was $3 billion at quarter end. Overall, we continue to focus on building the business around a combination of permanent capital, long-dated private funds and separately managed accounts. The expansion of our investment capabilities and products continue to be important as we diversify and grow our alternative asset management platform.

I am pleased to report that we do have a strong pipeline of demand from institutional and retail clients for managed accounts and private funds across our direct lending, corporate credit, structured credit and tactical opportunity strategies.

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AUGUST 10, 2018 / 3:00PM, MDLY - Q2 2018 Medley Management Inc Earnings Call

As I mentioned previously, we continue to make progress on our tactical opportunities vertical. Medley was instrumental this quarter at a $1.4 billion timber transaction that closed in July. We participated in and partnered with our institutional relationships to provide over $230 million of capital to support this opportunity. This was a significant achievement for our team and represents the ninth investment in our tactical opportunities vertical. As a result of this investment and others, we have seen increased demand from institutional partners that want access to these high-quality investment opportunities.

In addition to tactical opportunities, we do continue to scale our structured credit strategy. We closed $40 million of new capital in the quarter, and we're in active discussions with distribution partners to explore growth opportunities in this business line looking forward. We expect the contemplated strategic transaction will further enhance our ability to expand our existing business lines and anchor and grow our new initiatives in the years ahead.

I will review more detail on the merger announcement, but I'd first like to ask Rick to review the financial results.

Richard T. Allorto - Medley Management Inc. - CFO

Thank you, Brook. Our results from operations for the 3 months ended June 30, 2018, were as follows. Total revenues were $15.2 million compared to $16.4 million for the same period in 2017. Revenues primarily consisted of $12 million of management fees and $3 million of other revenues and fees.

Total expenses were $11.6 million compared to $8.5 million for the second quarter of 2017. This increase was due primarily to an increase in compensation expense and professional fees.

Other expense net was $5.8 million compared to other expense net of $2 million in the second quarter of 2017. This increase was due primarily to $4 million of unrealized losses related to one of our investments, partly offset by an increase of $0.2 million in dividend income. The $4 million of unrealized losses were allocated to noncontrolling interests in consolidated subsidiaries, which did not have an impact on our net income attributed to Medley Management Inc.

Pretax core net income was $2.4 million compared to $5.2 million for the same period in 2017. Core net income per share was $0.05 during the 3 months ended June 30 versus $0.10 for the 3 months ended June 30, 2017.

Core EBITDA decreased by $2.9 million to $5.4 million compared to $8.2 million for the same period in 2017.

That concludes my financial review. I'll now turn the call over to Brook.

Brook Taube - Medley Management Inc. - Co-CEO & Co-Chairman

Thanks, Rick. And for those of you who joined our 9 a.m. merger overview call this morning, this information might be a little bit redundant. But I want to review it here.

Last night, we announced that MDLY had entered into a definitive agreement to be acquired by Sierra Income Corporation as part of a combination that will also include Sierra's merger with Medley Capital Corporation. The transaction is subject to approval by Sierra, MCC and MDLY shareholders, regulators, and other customary closing conditions do apply. That being said, we are focused on closing and expect that, that will occur at the end of '18 or early in 2019.

For MDLY shareholders, the Class A common stock, for each stock that you own, you'll receive $3.44 of cash consideration and special dividends of $0.65 for total cash consideration of $4.09 at closing. In addition to the cash consideration, MDLY Class A shareholders will receive 0.3836 shares of Sierra Income Corporation common stock.

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AUGUST 10, 2018 / 3:00PM, MDLY - Q2 2018 Medley Management Inc Earnings Call

The combined entity will be known as Sierra Income Corporation. And we're pleased to report that Sierra is projected to be the second-largest internally managed BDC and the seventh largest publicly traded BDC in the market. And simultaneous with the closing, Sierra will be listed on the New York Stock Exchange.

The combined company will have over $5 billion of assets under management, including $2 billion of internally managed assets, based upon the publicly reported financial statements for Sierra, MCC and MDLY as of June 30. So these numbers are as of June 30 pro forma for the combination.

We're excited about the combination of the 3 entities and the potential meaningful benefits that it provides for stakeholders.

At a high level, there's 4 key benefits. First, we believe it provides significant increased liquidity for shareholders of Sierra. Sierra goes from being a public but not listed or traded entity to being a listed traded entity on New York Stock Exchange. And MCC and MDLY, as a result, will benefit from the increased scale and liquidity. That's our observation. Again, the combined entity will trade on the New York Stock Exchange.

Second, we expect the combination will be accretive to the earnings of both Sierra and MCC. The company will benefit from certain operational efficiencies and reduction in duplicative costs that are currently associated with there being 3 public entities.

Third, we expect the combination of the businesses will strengthen the balance sheet and result in improved portfolio diversification. A larger, more diversified balance sheet also may enable broader access to the capital markets, which may provide the potential for lower borrowing costs over time.

In addition, Sierra will continue -- will operate, excuse me, Medley's existing asset management business as a wholly owned subsidiary. And we believe that, that growth in the asset management subsidiary will be in a position to drive or help drive the growth in NII and NAV of the combined entity over time.

So looking at the combination of the scale, portfolio diversification and growth in the asset management business, we hope and expect that Sierra will trade in line with internally managed peers over time. This is exciting and transformational. We look forward to bringing these 3 complementary businesses together, which will be the second-largest internally managed BDC and seventh-largest BDC in the market.

Thank you for your continued support. And we can now open the line for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) I'm not showing any questions, so I'll now turn the call back over to Brook Taube for closing remarks.

Brook Taube - Medley Management Inc. - Co-CEO & Co-Chairman

Well, thank you all for joining today. Again, we're extremely excited about this combination. We look forward to keeping you posted in the next quarterly conference call, and we appreciate the continued support. Thank you.

Operator

Ladies and gentlemen, this does conclude the program. You may now disconnect. Everyone, have a great day.

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AUGUST 10, 2018 / 3:00PM, MDLY - Q2 2018 Medley Management Inc Earnings Call

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*******************

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra intends to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and Medley intend to file with the SEC and mail to their respective stockholders a proxy statement on Schedule 14A (collectively, the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Sierra, MCC, and Medley, respectively. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MEDLEY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. When available, investors and security holders will be able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and Medley, free of charge, from the SEC’s web site at www.sec.gov and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or Medley’s website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or Medley by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Potential Solicitation

Sierra, MCC, and Medley and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on March 14, 2018 (the “Sierra 2018 Proxy Statement”). Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on December 21, 2017 (the “MCC 2018 Proxy Statement”). Information regarding Medley’s directors and executive officers is available in its annual report for the year ended December 31, 2017 on Form 10-K filed with the SEC on March 29, 2018 (the “Medley 2017 10-K”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2018 Proxy Statement, the MCC 2018 Proxy Statement, and the Medley 2017 Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transactions. Such forwardlooking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and Medley may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and Medley stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and Medley’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and Medley; Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and Medley to prevent any material adverse effect relating thereto; certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of Medley; and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and Medley include, but are not limited to, (i) the costs and expenses that Sierra, MCC and Medley have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and Medley, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of Medley to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and Medley prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or Medley’s common stock.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and Medley’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this press release represent Sierra’s, MCC’s and Medley’s views as of the date of hereof. Sierra, MCC and Medley anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or Medley have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or Medley’s views as of any date subsequent to the date of this material.